Oromin Explorations Ltd.

2000 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9

Phone:  (604) 331-8772  Fax:  (604) 331-8773

October 30, 2009

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Oromin Explorations Ltd. - (File #0-30614)

Form 6-K

On behalf of Oromin Explorations Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

per:

Chet Idziszek

President

Enclosures

cc:

Miller Thomson, Attn:  Mr. Peter McArthur

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of SEPTEMBER  2009

OROMIN EXPLORATIONS LTD. (File #0-30614)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

➢

Oromin Explorations Ltd. – News Release dated September 9, 2009,

➢

Oromin Explorations Ltd. – News Release dated September 9, 2009,

➢

Oromin Explorations Ltd. – BC FORM 53-901F, Material Change Report,

➢

Oromin Explorations Ltd. – BC FORM 53-901F, Material Change Report.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.
(Registrant)

Date: October 30, 2009	By:	“Chet Idziszek”
Chet Idziszek

	Its:	President
(Title)

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Toll-free (877) 529-8475 Fax: (604) 331-8773 E-mail: info@oromin.com
September 9, 2009	Trading Symbol: TSX - OLE OTC/BB - OLEPF Web Site: www.oromin.com

PRELIMINARY FEASIBILITY STUDY COMPLETED AND NEW HIGHER GRADE DISCOVERIES CONTINUE TO BE IDENTIFIED

HIGHLIGHTS

➢

SRK’S PRELIMINARY FEASIBILITY STUDY COMPLETED FOR SABODALA AND SUBMITTED WITH APPLICATION FOR MINING LICENSE

➢

STUDY RECOMMENDS UPDATING RESOURCE BASE TO INCLUDE RECENT HIGHER GRADE DISCOVERIES

➢

GLOBAL MINERAL INVENTORY STANDS AT 3 MILLION OUNCES OF GOLD

➢

PREVIOUSLY ANNOUNCED INFERRED RESOURCES OF 2.26 MILLION OUNCES OF GOLD HAS BEEN UPGRADED TO INDICATED PLUS INFERRED RESOURCES AT 2.19 AND 0.37 MILLION OUNCES GOLD RESPECTIVELY

➢

RECENT DRILLING CONFIRMS NEW HIGHER GRADE GOLD DISCOVERIES AT EPSILON,CLOVERLEAF,GOLOUMA NORTHWEST AND KOBOKOTO AND HIGHER GRADE GOLD MINERALIZATION AT DEPTH BEYOND CURRENT RESOURCES AT KEREKOUNDA,GOLOUMA SOUTH AND WEST DEPOSITS

➢

METALLURGY AT MASATO INDICATES MAJORITY OF RESOURCE IS AMENABLE TO HEAP LEACH PRESENTING  AN OPPORTUNITY TO PROCESS ORE FROM MASATO AS SEPARATE HEAP LEACH OPERATION AT START UP, CONCURRENT WITH PRODUCTION FROM HIGHER GRADE DEPOSITS

➢

LATEST DRILLING RESULTS INCLUDE:

o

3 metres of 56.48 g/t gold in RC-637 at Epsilon

o

3 metres of 12.72 g/t gold in DH-503 at Epsilon

o

4 metres of 81.10 g/t gold in DH-505 at Epsilon

o

4 metres of 7.35 g/t gold in DH-515 at Epsilon

o

2 metres of 6.16 g/t gold and 1 metre of 41.98 g/t gold in RC-642 at Cloverleaf

o

5 metres of 6.78 g/t gold in RC-644 at Cloverleaf

o

5 metres of 6.66 g/t gold in DH-495 at Golouma Northwest

o

7 metres of 12.45 g/t gold in DH-468 at Kerekounda

o

12 metres of 5.53 g/t gold in DH-488 at Kerekounda

PFS RESULTS, CONCLUSION AND DEVELOPMENT PLAN

Oromin Explorations Ltd. (“Oromin”), on behalf of the Oromin Joint Venture Group (“OJVG”), is pleased to announce that SRK Consulting (Canada) Inc. (“SRK”) has completed the initial Preliminary Feasibility Study (“PFS”) on the Sabodala Project.  The PFS is based on Indicated Resources that were defined by drilling up to May 29, 2009 and does not incorporate the new higher grade gold discoveries that have resulted from subsequent drilling.  Completion of the PFS was dictated by the timing of the OJVG’s license renewal obligations with the Government of Sénégal.  Accordingly, timing did not permit inclusion of new mineralization or most of the optimization studies, discussed below, that are typically carried out subsequent to the initial economic evaluation contained within the PFS.  Resource drilling, inclusion of the new higher grade discoveries and higher grade extensions of the known deposits and optimization studies towards a revised PFS in Q2, 2010 is the focus of OJVG's current program.

In the PFS, SRK proposes that Sabodala’s mineral deposits could be exploited as three open pits at Golouma West and South, Kerekounda and Masato, along with an underground mine at Kerekounda.  The Life of Mine “LOM” plan shows a total of 19.0 million tonnes (“Mt”) of mill feed and 137.2 Mt of waste over a 13 year mine operating life.  The PFS concludes that, based on the indicated resource base as of May 2009, the project has a Net Present Value (“NPV”) using a gold price of USD$950 and a 0% discount rate, of USD$54 million with an IRR of 4%.  However, the base case using a gold price of USD$850, the price used for the design of the mine plan, shows a NPV of USD-$54 million using a 0% discount rate. Total initial preproduction capital expenditures including  contingency is USD$279 million and average estimated operating cost is USD$580 per ounce of gold.

In the PFS, numerous opportunities for improvement of project economics were noted including:

-

Addition of higher grade mineralization to obtain quicker payback

-

Reduction in costs due to a modified approach to mining and processing methodology, design and construction

-

Addition of Indicated Resources from areas of known deposits that could add mine life and modify plant throughput.

The preliminary metallurgical results are excellent, indicating that all mineralized zones are amenable to cyanidation and yielding recoveries up to 90% at Golouma and 95% and 96% at Masato and Kerekounda respectively.  Some of the other favourable metallurgical characteristics include relatively rapid leach kinetics, low cyanide consumption and oxide ores that are amenable to heap leaching.

Ausenco Minerals Canada Ltd. (“Ausenco”) has recently been engaged to audit the capital expenditures, operating expenditures and process design aspects of the PFS.  Ausenco was responsible for the design and implementation of the adjacent Mineral Deposit Limited’s (“MDL”) Sabodala mill which has, as of August, produced 96,000 ounces of gold since start up in March of 2009 and continues to run at 13% above capacity.   Ausenco completed an initial review in which it has identified a number or areas that may be optimized which could potentially result in a significant reduction in the capital expenditures.  Based on Ausenco’s recommendations, SRK and Ausenco are proceeding immediately with the further studies related to the optimization of the mine and processing design that will have the greatest impact on improving overall project economics, including:

-

Reduction in plant footprint

-

Use of heap leach to treat mineralization at Masato, operating concurrently with mining at the Golouma and Kerekounda deposits

-

Optimization of plant throughput and associated mine design and schedule

-

Rationalization of plant equipment

-

Review of processing design criteria

Although excellent recoveries (up to 95%) were achieved by processing the Masato ore through the same CIL plant proposed to treat ore from all of the deposits, there may be some economic gains such as lower processing costs and increased gold production during the early years of the mine life by treating the Masato ore as a separate heap leach operation concurrent with mining and processing ore from the higher grade gold deposits.

Chet Idziszek, Oromin’s President and CEO stated: “The results of the initial preliminary feasibility study are based on assumptions at one point in time and are interim in nature.  We expect the 2010 revision of the initial study to improve the project economics as a result of capital cost reductions, altered mining scenarios identified by optimization studies and the inclusion of other and new higher grade deposits and higher grade underground potential at existing deposits.  The initial study is a major milestone for this project, given that Sabodala was essentially a raw prospect when we commenced our drilling three years ago.   Newly discovered resource ounces may positively impact the optimization of the currently proposed mine plan and treatment facility and enhance the net value of the Sabodala Project.  We will continue our aggressive drill program beyond the end of 2009, the results from which will form the basis of the revised PFS in 2010.  We are also very encouraged by the interest shown in our project by senior mining companies working in the area and by international investment banks such as CIBC World Markets and Euroz Securities Limited.  An indication of this interest is clearly shown by Iamgold’s recent acquisition of a 17% shareholding in Oromin.”

As part of its application to the Government of Sénégal for a mining licence, OJVG submitted a development plan that outlines the work to address the recommendations in the PFS, culminating in the preparation of a revised PFS in Q2, 2010.

The focus during the first half of 2009 included the completion of OJVG’s February 27, 2009 resource update which added 860,000 inferred ounces to the initial resource estimate bringing the total contained Inferred Resource to 2.26 million ounces of gold; infill and step out drilling at the Masato and Kerekounda deposits; considerable engineering and drilling directed by SRK for the PFS; detailed surface geochemical and trench evaluation of untested priority targets and initiation of follow-up drilling of new discoveries and resource updates as reported in this release.

The focus from now to Q2, 2010 will be resource expansion and the completion of optimization studies for the revised PFS.   This includes the continued drilling and inclusion of new higher grade gold targets such as Epsilon, Golouma Northwest, Cloverleaf, and Kobokoto and the drilling and inclusion of higher grade down dip extensions of current Indicated Resources at the Kerekounda, Golouma West and South deposits to determine the full extent of this mineralization as new potential underground mineable reserves.

The Sabodala gold district hosts greater than 10 million ounces of resources and has significant potential for expansion.  It is becoming a mineral camp that may be of equal or greater stature than the long term gold producing operations of Iamgold and Randgold nearby in Mali.  Recent independent reviews of the Sabodala district by CIBC World Markets (July 20, 2009) and Euroz Securities Limited (August 27, 2009) have discussed the possibility of joint operations with other companies active in the area. SRK’s optimization studies will include, in addition to work focused on Sabodala as a stand alone operation, trade off studies to determine the viability and value of alternate development scenarios such as toll milling or joint operations.

UPDATED MINERAL RESOURCE ESTIMATE

The global mineral inventory for OJVG”s Sabodala Project stands at 64 million tonnes grading 1.5 g/t Au containing 2.96 million ounces of gold based on drill data collected as of May 29, 2009.  Contained within this global inventory, are the following classified Indicated and Inferred mineral resource estimates:

Higher Grade Au Deposits		Indicated Mineral Resource Estimate
Deposit	Cut-off Grade (Au g/t)	Tonnes	Grade (Au g/t)	Contained Au (oz)
Golouma West	0.5	6,100,000	2.60	505,000
Golouma South	0.5	2,220,000	4.20	297,000
Kerekounda	1,0	744,000	6.90	164,000
Total Indicated Mineral Resource Estimate		9,064,000	3.34	966,000

		Inferred Mineral Resource Estimate
Golouma West	0.5	502,000	3.00	48,000
Golouma South	0.5	13,000	3.50	1,000
Kerekounda	1.0	244,000	6.10	48,000
Total Inferred Mineral Resource Estimate		759,000	4.01	97,000

Lower Grade Au Deposits		Indicated Mineral Resource Estimate
Deposit	Cut-off Grade (Au g/t)	Tonnes	Grade (Au g/t)	Contained Au (oz)

Masato	0.5	32,800,000	1.20	1,220,000
	1.0	15,900,000	1.60	810,000
Niakafiri SE	0	0	0.00	0
Maki Medina	0	0	0.00	0
Total Indicated Mineral Resource Estimate @ 0.5 COG		32,800,000	1.20	1,220,000

		Inferred Mineral Resource Estimate
Masato	0.5	1,535,000	1.40	71,000
	1.0	1,000,000	1.90	60,000
Niakafiri SE	0.5	4,350,000	0.90	119,000
Maki Medina	0.5	1,500,000	1.50	70,000
Total Inferred Mineral Resource Estimate @ 0.5 COG		7,385,000	1.13	260,000

SRK Consulting (UK) Ltd. carried out a mineral resource estimate update (“Resource Estimate”) for the four most advanced stage deposits on the property, Golouma West, Golouma South, Kerekounda and Masato.  Additionally, initial resource estimates for Maki Medina and Niakafiri SE were also derived, but not included in the economic analysis in the PFS as they are classified as inferred resources.  Dr Wayne Barnett of SRK, Ali Shahkar (P.Geo) and Susan Lomas (P.Geo.) of Lion’s Gate Geological Consulting Inc. constructed all 3D grade shell models for the deposits. SRK’s Dr. John Arthur, C. Geol. and Dr. Chris Bonson, EurGeol, reviewed all 3D models and pertinent geological information and exploration activities on-site in sufficient detail to support the data incorporated in the mineral resource estimate. Quality control and quality assurance programs were reviewed by SRK and the quality of the exploration data was deemed appropriate and acceptable for use in the Resource Estimate.

The principal components of the work upon which the mineral resource estimate is based included:

• Construction of 3D estimation domains (grade shells) based on drill hole lithological logs, core photos,  structural geological data and Au assays; and 3D modelling of major dykes which intrude the Golouma West and Kerekounda deposits.

• Statistical analysis and geostatistical analysis of the drillhole assay data from each of the deposits, including descriptive statistics, histograms and variography.

• Mineral resource estimates were derived using assay data composited to 1 m intervals, capped where necessary. All estimations used Ordinary Kriging, using optimised search ellipsoids.

• Construction of a mineral inventory block model and subsequent Whittle™ resource shell based on the following parameters:

− US$1000/oz Au;

− mill recovery of 96% at Kerekounda; 90% at Golouma South and West; and 95% at Masato;

− US$1.25/t mined mining cost;

− US$12.75/t milled processing and G&A cost;

− US$13.5/oz Au offsite costs;

− 10% mining dilution;

− 45° pit slope angles.

The resource for the Golouma West, Golouma South, Masato and Kerekounda deposits has been classified as Indicated and Inferred, as defined by CIM guidelines and were constrained by the Whittle resource shell optimization. The Niakafiri Southeast and Maki Medina mineral resources were constrained by depths based on comparisons with resource shell depths from the Masato deposit, which shows similar geological and grade characteristics. SRK is satisfied that the estimated resources are potentially economically extractable.

Based on the results from the metallurgical sampling program, the Masato deposit has almost entirely been classified as an oxide resource, including mineralization within the upper saprolite horizon.  Preliminary column leach testing of a high grade and low grade sample of the Masato oxide ore material resulted in a gold extraction of 73% and 84% respectively.  This is very encouraging as it presents an opportunity whereby the Masato deposit may be mined as a separate heap leach operation concurrent with the mining and processing of ore from the higher grade deposits that will be processed through the proposed conventional CIL plant.

In the PFS, Masato is shown as being mined near the end of the mine life and processed through the same mill and CIL plant that was designed to process ore from the higher grade deposits.  Treating ore from the Masato orebody as a stand alone heap leach operation could conceivably occur at the same time as, or in advance of, ore  being mined from the higher grade deposits, increasing the gold production during the early years of the mine life, possibly reducing the payback period.  Additionally, treating Masato as a heap leach operation may represent a net cost savings on the capital expenditures associated with trade off of constructing a second crushing circuit and reducing the throughput of the CIL plant that would be required to treat a smaller number of tonnes of higher grade gold ore from the remaining deposits.  Additionally, lower processing costs associated with a heap leach operation may result in an increase in bulk tonnage resources due to the inclusion of additional resources at a lower cut off grade, not only at Masato and but also potentially at Maki Medina and Niakafiri.  The option of mining and treating the Masato ore as a separate heap leach operation concurrent with the development of the higher grade deposits was not considered until the economics of processing all of the OJVG’s deposits through a single CIL plant was completed and evaluated and presented in the current PFS.  As mentioned earlier timing of the current PFS did not permit key optimization studies.  However, the viability of these options will be determined through planned engineering and optimization studies conducted by SRK and Ausenco this fall.

NEW DISCOVERIES

The gold deposits and prospects on OJVG’s Sabodala concession occur within a five kilometre wide, northeast trending structural corridor which runs for 20 kilometres along the entire length of the concession.  The western part of the corridor is associated with lower grade, bulk tonnage gold deposits including OJVG’s Masato, Niakafiri South East and Maki Medina deposits as well as MDL’s adjacent Sabodala and Niakafiri deposits.  The eastern side of the corridor is entirely contained on the OJVG concession and is host to all of OJVG’s higher grade occurrences  (Golouma West, Golouma South, Kerekounda), the recent higher grade discoveries (Epsilon, Golouma Northwest and Cloverleaf), as well as a number of untested targets.

The new higher grade discoveries have resulted from the OJVG’s attention to the eastern, higher grade portion of this structural corridor in 2009.   These discoveries are expressed at surface as narrow, linear high grade gold-in-soil anomalies within the limits of the broader gold-in-soil anomalies that occur along the full extent of the structural corridor on the Sabodala concession.  OJVG’s exploration success this year has resulted from the systematic, detailed evaluation of surface soil and trenching data collected to date.  Although our work in 2009 has resulted in the identification of four new higher grade targets and definition of higher grade zones within our known deposits, this work is ongoing and many of the second and third tier anomalies remain untested by drilling.

Mr. Idziszek stated: “Despite directing a number of diamond drill rigs to the geotechnical drilling program required for SRK’s mining studies during the first half of 2009, we have made great progress in understanding what is controlling the orientation and distribution of higher grade mineralization on the property.  This has been a key factor in our continually improving success rate in drill testing new targets and finding new higher grade deposits.”

Epsilon Deposit and Area Targets

Drilling continues at a newly discovered, discrete zone of higher grade gold mineralization, now referred to as the Epsilon deposit, adjacent to, and now including the Golouma Northeast zone.  Epsilon is located approximately 1 km south of the Kerekounda deposit. The discovery holes at the Epsilon deposit returned results including: 98.37 g/t gold over 3 metres in DH-72 and 17.61 g/t gold over 8 metres in DH-73.

The Epsilon target consists of at least two parallel, NW trending, steeply dipping vein systems open along strike and to depth. As evidenced by the higher gold grades encountered in the previous and new drill holes summarized below, visible gold has been observed in most intersections of the quartz vein systems. To date, Epsilon has been intersected in 16 drill holes over a strike length of 100 metres and approximately 200 metres down dip.  Drill results from the original discovery holes (RC-578, RC-579 and DH-456) and recent drilling are summarized in the following table:

Drill Hole	Grid Co-ordinate	Azimuth/Dip		From (m)	To (m)	Interval (m)	Gold (g/t)
RC-578	53553N/5375E	030/-50		56	68	12	10.20
			incl.	56	63	7	17.13
			incl.	60	61	1	107.0
				125	127	2	6.83

Drill Hole	Grid Co-ordinate	Azimuth/Dip		From (m)	To (m)	Interval (m)	Gold (g/t)
RC-579	53501N/5345E	030/-50		192	204	12	23.53
			incl.	195	196	1	76.75
			and	199	202	3	60.14
			incl.	201	202	1	128.9
				209	217	8	16.54
			incl.	213	217	4	32.48
				215	216	1	114.4
RC 637	1453565N/815383E	30/-50		35	42	7	24.56
			incl.	36	38	2	83.10
RC-639	1453586N/815370E	30/-50		15	22	7	4.13
			incl.	15	16	1	11.44
			incl.	18	19	1	13.72
DH-456	1453528N/815337E	30/-50		104	106	2	13.09
			incl.	104	105	1	24.78
DH-503	1453578N/815390E	30/-45		17	20	3	12.72
			incl	18	19	1	30.54
				24	25	1	5.08
				81	83	2	3.12
DH-504	1453578N/815390E	30/-50		19	21	2	6.75
				33	34	1	15.43
DH-505	1453559N/815396	30/-45		40	44	4	81.10
			incl.	41	43	2	160.96
				94	97	3	4.65
			incl.	94	95	1	12.93
DH-512	1453559N/815396E	30/-77		184	187	3	5.04
			incl.	185	186	1	13.39
DH-515	1453537N/815384E	30/-77		78	82	4	7.35
			incl.	80	81	1	22.02
				230	231	1	113.9

An additional target of interest at Epsilon is a sub-parallel, shear hosted quartz vein system, with visible gold mineralization, being aggressively mined by local artisanal miners along an approximate 200 metre strike extent. This vein system lies approximately 100 metres north of the current area of drilling and was first discovered recently by an OJVG trench that intersected a six metre interval grading 6.72 g/t gold.  Drilling has started on this high priority new discovery.

Kobokoto

The Kobokoto area comprises a grouping of multiple gold-in-soil geochemical anomalies expressed as windows within a vast lateritic covered plateau measuring a minimum of 2,500 metres by 3,000 metres located to the west of Maki Medina.  Presently three discrete areas, Alpha, Beta and Gamma, have been selected for ongoing detailed prospecting, geochemical sampling, trenching and drilling evaluations.  Results to date are set out below.

Kobokoto Alpha is presently defined by a >100ppb gold-in-soil anomaly displaying both NW and NE trending structures over a 600-metre by 150-metre area.  This target represents one of the highest grade gold-in-soil anomalies on the Sabodala Property with 15 individual samples in excess of 1.0 g/t gold including high values of 10.8 g/t, 12.1 g/t and 29.3 g/t gold.  Initial drilling of the anomaly includes DH-108 which returned an interval of 10.13 g/t gold over 3 metres.  Extensive trenching is now under way to better define the complex structural targets for drill targeting.  Visual success within the trenching has caught the attention of local artisanal miners who are now actively mining at Kobokoto Alpha.

At Kobokoto Beta, a >100ppb gold-in-soil anomaly comprising an area of 400 metres by 100 metres, including a high gold-in-soil result of 71.7 g/t gold, hosts at least two NE trending structural hosted quartz vein system containing rock prospecting gold results of 21.33 g/t, 22.00 g/t, 24.16 g/t and 36.73g/t.  Most recently a series of short drill holes over only a 50-metre extent of the Kobokoto Beta zone were completed, many of which intersected felsic dyking at or adjacent to the targeted vein.  Initial drilling results include:

Drill Hole	Grid Co-ordinate	Azimuth/Dip	From (m)	To (m)	Interval (m)	Gold (g/t)
DH-508	1452560N/810289E	305/-47	22	24	2	6.69
			incl.23	24	1	11.81

DH-513	1452548N/810253E	330/-75	32	33	1	11.3

At Kobokoto Gamma, a >100ppb gold-in-soil anomaly covering a minimum area of 200 metres by 75 metres, including a high gold-in-soil result of 26.3 g/t gold, is associated with a NE trending structural zone.  Additional work is planned.

Cloverleaf Target

The Cloverleaf  target is located approximately one kilometre south of the Golouma West deposit.  The target was defined on surface by a 1000 by 350 metre gold-in-soil anomaly hosting multiple, variably oriented shear hosted quartz vein systems.  Recent drilling on two of these shears has intersected visible gold. Initial drilling results include:

Drill Hole	Grid Co-ordinate	Azimuth/Dip		From (m)	To (m)	Interval (m)	Gold (g/t)
RC-642	1452625N/814390E	45/-50		130	131	1	3.50
				141	143	2	6.16
				147	148	1	41.98
RC-643	1452380N/814525E	340/-55		74	75	1	13.51
RC-644	1452365N/814485E	340/-55		74	79	5	6.78
			incl.	74	76	2	13.15
				112	113	1	6.88
				120	121	1	10.10
DH-489	1452480N/814480E	160/-50		50	52	2	8.64
				108	109	1	15.81

Golouma Northwest Target

The Golouma Northwest target is located approximately 450 metres north of the Golouma West Deposit.  The target was defined on surface by a 250 by 260 metre gold-in-soil anomaly and has been intersected in seven drill holes along a strike length of 100 metres and approximately 100 metres down dip.  The zone consists of a northwest trending shear hosted quartz vein system.  Visible gold has been reported in two of the five core holes completed to date.  Initial drilling results include:

Drill Hole	Grid Co-ordinate	Azimuth/Dip		From (m)	To (m)	Interval (m)	Gold (g/t)
DH-495	1454015N/814550E	260/-50		39	44	5	6.66
			incl.	39	42	3	9.61
DH-514	1454034N/814539E	260/-50		44	54	10	2.21
			incl.	47	50	3	4.32

Technical Supervision, QA/QC and Composite Parameters

John Arthur, C.Geol. and Chris Bonson, Eur. Geol. of SRK Consulting, both “qualified persons for the purposes of NI43-101, completed  the resource estimate work and associated QA/QC review, while Gord Doerksen, P. Eng of SRK Consulting has reviewed the technical content pertaining to the preliminary feasibility study disclosure on behalf of Oromin Explorations Ltd.  Doug Turnbull, P. Geo., a “qualified person” for the purposes of National Instrument 43-101, has verified the exploration data disclosed in this news release.  William Bond, P. Geo., also a “qualified person” for the purposes of National Instrument 43-101, has supervised all geologic field procedures and sampling.  TSL Laboratories carried out all aspects of sample preparation in Sénégal and geochemical assaying in Saskatoon, Saskatchewan.  TSL Laboratories are ISO/IEC 17025 accredited.  Mineralized intervals are based on continuous 1-metre samples utilizing a 0.5 g/t gold cut-off level with a maximum continuous internal dilution of 2 metres.  No cutting of gold assays has been employed for reported intervals.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.  Please refer to the maps which set out the Sabodala deposits and zones under “Projects” on the website, and our previous news releases, for additional project information.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”_________

Chet Idziszek, President

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with public markets, mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.  Readers are advised not to place undue reliance on forward-looking statements.

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Toll-free (877) 529-8475 Fax: (604) 331-8773 E-mail: info@oromin.com
September 9, 2009	Trading Symbol: TSX - OLE OTC/BB - OLEPF Web Site: www.oromin.com

CONFERENCE CALL TO DISCUSS PRELIMINARY FEASIBILITY STUDY

AND NEW HIGHER GRADE DISCOVERIES AT SABODALA

Oromin Explorations Ltd. (“Oromin”), is pleased to announce that has arranged a conference call to discuss the initial Preliminary Feasibility Study and the new higher grade gold discoveries that were disclosed in Oromin’s news release earlier today.

The conference call will be held tomorrow, September 10, 2009 at 9:00 a.m., Vancouver time.  North American callers should dial in to Oromin’s conference bridge at 1-866-365-4409.  Callers from outside North America should call +-303-248-9656.  When prompted, all callers should then enter the conference code 646-1920, followed by the number sign.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”_________

Chet Idziszek, President

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with public markets, mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.  Readers are advised not to place undue reliance on forward-looking statements.

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

September 15, 2009

Item 3.

Press Release

September 9, 2009, Vancouver, B.C.

Item 4.

Summary of Material Change

Preliminary Feasibility Study results and exploration update of the Issuer’s

Sabodala Project.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 15th day of September, 2009.

OROMIN EXPLORATIONS LTD.

By:	“J. G. Stewart”
Secretary
(Official Capacity)
J.G. Stewart
(Please print here name of individual whose signature appears above.)

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Toll-free (877) 529-8475 Fax: (604) 331-8773 E-mail: info@oromin.com
September 9, 2009	Trading Symbol: TSX - OLE OTC/BB - OLEPF Web Site: www.oromin.com

PRELIMINARY FEASIBILITY STUDY COMPLETED AND NEW HIGHER GRADE DISCOVERIES CONTINUE TO BE IDENTIFIED

HIGHLIGHTS

➢

SRK’S PRELIMINARY FEASIBILITY STUDY COMPLETED FOR SABODALA AND SUBMITTED WITH APPLICATION FOR MINING LICENSE

➢

STUDY RECOMMENDS UPDATING RESOURCE BASE TO INCLUDE RECENT HIGHER GRADE DISCOVERIES

➢

GLOBAL MINERAL INVENTORY STANDS AT 3 MILLION OUNCES OF GOLD

➢

PREVIOUSLY ANNOUNCED INFERRED RESOURCES OF 2.26 MILLION OUNCES OF GOLD HAS BEEN UPGRADED TO INDICATED PLUS INFERRED RESOURCES AT 2.19 AND 0.37 MILLION OUNCES GOLD RESPECTIVELY

➢

RECENT DRILLING CONFIRMS NEW HIGHER GRADE GOLD DISCOVERIES AT EPSILON,CLOVERLEAF,GOLOUMA NORTHWEST AND KOBOKOTO AND HIGHER GRADE GOLD MINERALIZATION AT DEPTH BEYOND CURRENT RESOURCES AT KEREKOUNDA,GOLOUMA SOUTH AND WEST DEPOSITS

➢

METALLURGY AT MASATO INDICATES MAJORITY OF RESOURCE IS AMENABLE TO HEAP LEACH PRESENTING  AN OPPORTUNITY TO PROCESS ORE FROM MASATO AS SEPARATE HEAP LEACH OPERATION AT START UP, CONCURRENT WITH PRODUCTION FROM HIGHER GRADE DEPOSITS

➢

LATEST DRILLING RESULTS INCLUDE:

o

3 metres of 56.48 g/t gold in RC-637 at Epsilon

o

3 metres of 12.72 g/t gold in DH-503 at Epsilon

o

4 metres of 81.10 g/t gold in DH-505 at Epsilon

o

4 metres of 7.35 g/t gold in DH-515 at Epsilon

o

2 metres of 6.16 g/t gold and 1 metre of 41.98 g/t gold in RC-642 at Cloverleaf

o

5 metres of 6.78 g/t gold in RC-644 at Cloverleaf

o

5 metres of 6.66 g/t gold in DH-495 at Golouma Northwest

o

7 metres of 12.45 g/t gold in DH-468 at Kerekounda

o

12 metres of 5.53 g/t gold in DH-488 at Kerekounda

PFS RESULTS, CONCLUSION AND DEVELOPMENT PLAN

Oromin Explorations Ltd. (“Oromin”), on behalf of the Oromin Joint Venture Group (“OJVG”), is pleased to announce that SRK Consulting (Canada) Inc. (“SRK”) has completed the initial Preliminary Feasibility Study (“PFS”) on the Sabodala Project.  The PFS is based on Indicated Resources that were defined by drilling up to May 29, 2009 and does not incorporate the new higher grade gold discoveries that have resulted from subsequent drilling.  Completion of the PFS was dictated by the timing of the OJVG’s license renewal obligations with the Government of Sénégal.  Accordingly, timing did not permit inclusion of new mineralization or most of the optimization studies, discussed below, that are typically carried out subsequent to the initial economic evaluation contained within the PFS.  Resource drilling, inclusion of the new higher grade discoveries and higher grade extensions of the known deposits and optimization studies towards a revised PFS in Q2, 2010 is the focus of OJVG's current program.

In the PFS, SRK proposes that Sabodala’s mineral deposits could be exploited as three open pits at Golouma West and South, Kerekounda and Masato, along with an underground mine at Kerekounda.  The Life of Mine “LOM” plan shows a total of 19.0 million tonnes (“Mt”) of mill feed and 137.2 Mt of waste over a 13 year mine operating life.  The PFS concludes that, based on the indicated resource base as of May 2009, the project has a Net Present Value (“NPV”) using a gold price of USD$950 and a 0% discount rate, of USD$54 million with an IRR of 4%.  However, the base case using a gold price of USD$850, the price used for the design of the mine plan, shows a NPV of USD-$54 million using a 0% discount rate. Total initial preproduction capital expenditures including  contingency is USD$279 million and average estimated operating cost is USD$580 per ounce of gold.

In the PFS, numerous opportunities for improvement of project economics were noted including:

-

Addition of higher grade mineralization to obtain quicker payback

-

Reduction in costs due to a modified approach to mining and processing methodology, design and construction

-

Addition of Indicated Resources from areas of known deposits that could add mine life and modify plant throughput.

The preliminary metallurgical results are excellent, indicating that all mineralized zones are amenable to cyanidation and yielding recoveries up to 90% at Golouma and 95% and 96% at Masato and Kerekounda respectively.  Some of the other favourable metallurgical characteristics include relatively rapid leach kinetics, low cyanide consumption and oxide ores that are amenable to heap leaching.

Ausenco Minerals Canada Ltd. (“Ausenco”) has recently been engaged to audit the capital expenditures, operating expenditures and process design aspects of the PFS.  Ausenco was responsible for the design and implementation of the adjacent Mineral Deposit Limited’s (“MDL”) Sabodala mill which has, as of August, produced 96,000 ounces of gold since start up in March of 2009 and continues to run at 15% above capacity.   Ausenco completed an initial review in which it has identified a number or areas that may be optimized which could potentially result in a significant reduction in the capital expenditures.  Based on Ausenco’s recommendations, SRK and Ausenco are proceeding immediately with the further studies related to the optimization of the mine and processing design that will have the greatest impact on improving overall project economics, including:

-

Reduction in plant footprint

-

Use of heap leach to treat mineralization at Masato, operating concurrently with mining at the Golouma and Kerekounda deposits

-

Optimization of plant throughput and associated mine design and schedule

-

Rationalization of plant equipment

-

Review of processing design criteria

Although excellent recoveries (up to 95%) were achieved by processing the Masato ore through the same CIL plant proposed to treat ore from all of the deposits, there may be some economic gains such as lower processing costs and increased gold production during the early years of the mine life by treating the Masato ore as a separate heap leach operation concurrent with mining and processing ore from the higher grade gold deposits.

Chet Idziszek, Oromin’s President and CEO stated: “The results of the initial preliminary feasibility study are based on assumptions at one point in time and are interim in nature.  We expect the 2010 revision of the initial study to improve the project economics as a result of capital cost reductions, altered mining scenarios identified by optimization studies and the inclusion of other and new higher grade deposits and higher grade underground potential at existing deposits.  The initial study is a major milestone for this project, given that Sabodala was essentially a raw prospect when we commenced our drilling three years ago.   Newly discovered resource ounces may positively impact the optimization of the currently proposed mine plan and treatment facility and enhance the net value of the Sabodala Project.  We will continue our aggressive drill program beyond the end of 2009, the results from which will form the basis of the revised PFS in 2010.  We are also very encouraged by the interest shown in our project by senior mining companies working in the area and by international investment banks such as CIBC World Markets and Euroz Securities Limited.  An indication of this interest is clearly shown by Iamgold’s recent acquisition of a 17% shareholding in Oromin.”

As part of its application to the Government of Sénégal for a mining licence, OJVG submitted a development plan that outlines the work to address the recommendations in the PFS, culminating in the preparation of a revised PFS in Q2, 2010.

The focus during the first half of 2009 included the completion of OJVG’s February 27, 2009 resource update which added 860,000 inferred ounces to the initial resource estimate bringing the total contained Inferred Resource to 2.26 million ounces of gold; infill and step out drilling at the Masato and Kerekounda deposits; considerable engineering and drilling directed by SRK for the PFS; detailed surface geochemical and trench evaluation of untested priority targets and initiation of follow-up drilling of new discoveries and resource updates as reported in this release.

The focus from now to Q2, 2010 will be resource expansion and the completion of optimization studies for the revised PFS.   This includes the continued drilling and inclusion of new higher grade gold targets such as Epsilon, Golouma Northwest, Cloverleaf, and Kobokoto and the drilling and inclusion of higher grade down dip extensions of current Indicated Resources at the Kerekounda, Golouma West and South deposits to determine the full extent of this mineralization as new potential underground mineable reserves.

The Sabodala gold district hosts greater than 10 million ounces of resources and has significant potential for expansion.  It is becoming a mineral camp that may be of equal or greater stature than the long term gold producing operations of Iamgold and Randgold nearby in Mali.  Recent independent reviews of the Sabodala district by CIBC World Markets (July 20, 2009) and Euroz Securities Limited (August 27, 2009) have discussed the possibility of joint operations with other companies active in the area. SRK’s optimization studies will include, in addition to work focused on Sabodala as a stand alone operation, trade off studies to determine the viability and value of alternate development scenarios such as toll milling or joint operations.

UPDATED MINERAL RESOURCE ESTIMATE

The global mineral inventory for OJVG”s Sabodala Project stands at 64 million tonnes grading 1.5 g/t Au containing 2.96 million ounces of gold based on drill data collected as of May 29, 2009.  Contained within this global inventory, are the following classified Indicated and Inferred mineral resource estimates:

Higher Grade Au Deposits		Indicated Mineral Resource Estimate
Deposit	Cut-off Grade (Au g/t)	Tonnes	Grade (Au g/t)	Contained Au (oz)
Golouma West	0.5	6,100,000	2.60	505,000
Golouma South	0.5	2,220,000	4.20	297,000
Kerekounda	1,0	744,000	6.90	164,000
Total Indicated Mineral Resource Estimate		9,064,000	3.34	966,000

		Inferred Mineral Resource Estimate
Golouma West	0.5	502,000	3.00	48,000
Golouma South	0.5	13,000	3.50	1,000
Kerekounda	1.0	244,000	6.10	48,000
Total Inferred Mineral Resource Estimate		759,000	4.01	97,000

Lower Grade Au Deposits		Indicated Mineral Resource Estimate
Deposit	Cut-off Grade (Au g/t)	Tonnes	Grade (Au g/t)	Contained Au (oz)

Masato	0.5	32,800,000	1.20	1,220,000
	1.0	15,900,000	1.60	810,000
Niakafiri SE	0	0	0.00	0
Maki Medina	0	0	0.00	0
Total Indicated Mineral Resource Estimate @ 0.5 COG		32,800,000	1.20	1,220,000

		Inferred Mineral Resource Estimate
Masato	0.5	1,535,000	1.40	71,000
	1.0	1,000,000	1.90	60,000
Niakafiri SE	0.5	4,350,000	0.90	119,000
Maki Medina	0.5	1,500,000	1.50	70,000
Total Inferred Mineral Resource Estimate @ 0.5 COG		7,385,000	1.13	260,000

SRK Consulting (UK) Ltd. carried out a mineral resource estimate update (“Resource Estimate”) for the four most advanced stage deposits on the property, Golouma West, Golouma South, Kerekounda and Masato.  Additionally, initial resource estimates for Maki Medina and Niakafiri SE were also derived, but not included in the economic analysis in the PFS as they are classified as inferred resources.  Dr Wayne Barnett of SRK, Ali Shahkar (P.Geo) and Susan Lomas (P.Geo.) of Lion’s Gate Geological Consulting Inc. constructed all 3D grade shell models for the deposits. SRK’s Dr. John Arthur, C. Geol. and Dr. Chris Bonson, EurGeol, reviewed all 3D models and pertinent geological information and exploration activities on-site in sufficient detail to support the data incorporated in the mineral resource estimate. Quality control and quality assurance programs were reviewed by SRK and the quality of the exploration data was deemed appropriate and acceptable for use in the Resource Estimate.

The principal components of the work upon which the mineral resource estimate is based included:

• Construction of 3D estimation domains (grade shells) based on drill hole lithological logs, core photos,  structural geological data and Au assays; and 3D modelling of major dykes which intrude the Golouma West and Kerekounda deposits.

• Statistical analysis and geostatistical analysis of the drillhole assay data from each of the deposits, including descriptive statistics, histograms and variography.

• Mineral resource estimates were derived using assay data composited to 1 m intervals, capped where necessary. All estimations used Ordinary Kriging, using optimised search ellipsoids.

• Construction of a mineral inventory block model and subsequent Whittle™ resource shell based on the following parameters:

− US$1000/oz Au;

− mill recovery of 96% at Kerekounda; 90% at Golouma South and West; and 95% at Masato;

− US$1.25/t mined mining cost;

− US$12.75/t milled processing and G&A cost;

− US$13.5/oz Au offsite costs;

− 10% mining dilution;

− 45° pit slope angles.

The resource for the Golouma West, Golouma South, Masato and Kerekounda deposits has been classified as Indicated and Inferred, as defined by CIM guidelines and were constrained by the Whittle resource shell optimization. The Niakafiri Southeast and Maki Medina mineral resources were constrained by depths based on comparisons with resource shell depths from the Masato deposit, which shows similar geological and grade characteristics. SRK is satisfied that the estimated resources are potentially economically extractable.

Based on the results from the metallurgical sampling program, the Masato deposit has almost entirely been classified as an oxide resource, including mineralization within the upper saprolite horizon.  Preliminary column leach testing of a high grade and low grade sample of the Masato oxide ore material resulted in a gold extraction of 73% and 84% respectively.  This is very encouraging as it presents an opportunity whereby the Masato deposit may be mined as a separate heap leach operation concurrent with the mining and processing of ore from the higher grade deposits that will be processed through the proposed conventional CIL plant.

In the PFS, Masato is shown as being mined near the end of the mine life and processed through the same mill and CIL plant that was designed to process ore from the higher grade deposits.  Treating ore from the Masato orebody as a stand alone heap leach operation could conceivably occur at the same time as, or in advance of, ore  being mined from the higher grade deposits, increasing the gold production during the early years of the mine life, possibly reducing the payback period.  Additionally, treating Masato as a heap leach operation may represent a net cost savings on the capital expenditures associated with trade off of constructing a second crushing circuit and reducing the throughput of the CIL plant that would be required to treat a smaller number of tonnes of higher grade gold ore from the remaining deposits.  Additionally, lower processing costs associated with a heap leach operation may result in an increase in bulk tonnage resources due to the inclusion of additional resources at a lower cut off grade, not only at Masato and but also potentially at Maki Medina and Niakafiri.  The option of mining and treating the Masato ore as a separate heap leach operation concurrent with the development of the higher grade deposits was not considered until the economics of processing all of the OJVG’s deposits through a single CIL plant was completed and evaluated and presented in the current PFS.  As mentioned earlier timing of the current PFS did not permit key optimization studies.  However, the viability of these options will be determined through planned engineering and optimization studies conducted by SRK and Ausenco this fall.

NEW DISCOVERIES

The gold deposits and prospects on OJVG’s Sabodala concession occur within a five kilometre wide, northeast trending structural corridor which runs for 20 kilometres along the entire length of the concession.  The western part of the corridor is associated with lower grade, bulk tonnage gold deposits including OJVG’s Masato, Niakafiri South East and Maki Medina deposits as well as MDL’s adjacent Sabodala and Niakafiri deposits.  The eastern side of the corridor is entirely contained on the OJVG concession and is host to all of OJVG’s higher grade occurrences  (Golouma West, Golouma South, Kerekounda), the recent higher grade discoveries (Epsilon, Golouma Northwest and Cloverleaf), as well as a number of untested targets.

The new higher grade discoveries have resulted from the OJVG’s attention to the eastern, higher grade portion of this structural corridor in 2009.   These discoveries are expressed at surface as narrow, linear high grade gold-in-soil anomalies within the limits of the broader gold-in-soil anomalies that occur along the full extent of the structural corridor on the Sabodala concession.  OJVG’s exploration success this year has resulted from the systematic, detailed evaluation of surface soil and trenching data collected to date.  Although our work in 2009 has resulted in the identification of four new higher grade targets and definition of higher grade zones within our known deposits, this work is ongoing and many of the second and third tier anomalies remain untested by drilling.

Mr. Idziszek stated: “Despite directing a number of diamond drill rigs to the geotechnical drilling program required for SRK’s mining studies during the first half of 2009, we have made great progress in understanding what is controlling the orientation and distribution of higher grade mineralization on the property.  This has been a key factor in our continually improving success rate in drill testing new targets and finding new higher grade deposits.”

Epsilon Deposit and Area Targets

Drilling continues at a newly discovered, discrete zone of higher grade gold mineralization, now referred to as the Epsilon deposit, adjacent to, and now including the Golouma Northeast zone.  Epsilon is located approximately 1 km south of the Kerekounda deposit. The discovery holes at the Epsilon deposit returned results including: 98.37 g/t gold over 3 metres in DH-72 and 17.61 g/t gold over 8 metres in DH-73.

The Epsilon target consists of at least two parallel, NW trending, steeply dipping vein systems open along strike and to depth. As evidenced by the higher gold grades encountered in the previous and new drill holes summarized below, visible gold has been observed in most intersections of the quartz vein systems. To date, Epsilon has been intersected in 16 drill holes over a strike length of 100 metres and approximately 200 metres down dip.  Drill results from the original discovery holes (RC-578, RC-579 and DH-456) and recent drilling are summarized in the following table:

Drill Hole	Grid Co-ordinate	Azimuth/Dip		From (m)	To (m)	Interval (m)	Gold (g/t)
RC-578	53553N/5375E	030/-50		56	68	12	10.20
			incl.	56	63	7	17.13
			incl.	60	61	1	107.0
				125	127	2	6.83

Drill Hole	Grid Co-ordinate	Azimuth/Dip		From (m)	To (m)	Interval (m)	Gold (g/t)
RC-579	53501N/5345E	030/-50		192	204	12	23.53
			incl.	195	196	1	76.75
			and	199	202	3	60.14
			incl.	201	202	1	128.9
				209	217	8	16.54
			incl.	213	217	4	32.48
				215	216	1	114.4
RC 637	1453565N/815383E	30/-50		35	42	7	24.56
			incl.	36	38	2	83.10
RC-639	1453586N/815370E	30/-50		15	22	7	4.13
			incl.	15	16	1	11.44
			incl.	18	19	1	13.72
DH-456	1453528N/815337E	30/-50		104	106	2	13.09
			incl.	104	105	1	24.78
DH-503	1453578N/815390E	30/-45		17	20	3	12.72
			incl	18	19	1	30.54
				24	25	1	5.08
				81	83	2	3.12
DH-504	1453578N/815390E	30/-50		19	21	2	6.75
				33	34	1	15.43
DH-505	1453559N/815396	30/-45		40	44	4	81.10
			incl.	41	43	2	160.96
				94	97	3	4.65
			incl.	94	95	1	12.93
DH-512	1453559N/815396E	30/-77		184	187	3	5.04
			incl.	185	186	1	13.39
DH-515	1453537N/815384E	30/-77		78	82	4	7.35
			incl.	80	81	1	22.02
				230	231	1	113.9

An additional target of interest at Epsilon is a sub-parallel, shear hosted quartz vein system, with visible gold mineralization, being aggressively mined by local artisanal miners along an approximate 200 metre strike extent. This vein system lies approximately 100 metres north of the current area of drilling and was first discovered recently by an OJVG trench that intersected a six metre interval grading 6.72 g/t gold.  Drilling has started on this high priority new discovery.

Kobokoto

The Kobokoto area comprises a grouping of multiple gold-in-soil geochemical anomalies expressed as windows within a vast lateritic covered plateau measuring a minimum of 2,500 metres by 3,000 metres located to the west of Maki Medina.  Presently three discrete areas, Alpha, Beta and Gamma, have been selected for ongoing detailed prospecting, geochemical sampling, trenching and drilling evaluations.  Results to date are set out below.

Kobokoto Alpha is presently defined by a >100ppb gold-in-soil anomaly displaying both NW and NE trending structures over a 600-metre by 150-metre area.  This target represents one of the highest grade gold-in-soil anomalies on the Sabodala Property with 15 individual samples in excess of 1.0 g/t gold including high values of 10.8 g/t, 12.1 g/t and 29.3 g/t gold.  Initial drilling of the anomaly includes DH-108 which returned an interval of 10.13 g/t gold over 3 metres.  Extensive trenching is now under way to better define the complex structural targets for drill targeting.  Visual success within the trenching has caught the attention of local artisanal miners who are now actively mining at Kobokoto Alpha.

At Kobokoto Beta, a >100ppb gold-in-soil anomaly comprising an area of 400 metres by 100 metres, including a high gold-in-soil result of 71.7 g/t gold, hosts at least two NE trending structural hosted quartz vein system containing rock prospecting gold results of 21.33 g/t, 22.00 g/t, 24.16 g/t and 36.73g/t.  Most recently a series of short drill holes over only a 50-metre extent of the Kobokoto Beta zone were completed, many of which intersected felsic dyking at or adjacent to the targeted vein.  Initial drilling results include:

Drill Hole	Grid Co-ordinate	Azimuth/Dip	From (m)	To (m)	Interval (m)	Gold (g/t)
DH-508	1452560N/810289E	305/-47	22	24	2	6.69
			incl.23	24	1	11.81

DH-513	1452548N/810253E	330/-75	32	33	1	11.3

At Kobokoto Gamma, a >100ppb gold-in-soil anomaly covering a minimum area of 200 metres by 75 metres, including a high gold-in-soil result of 26.3 g/t gold, is associated with a NE trending structural zone.  Additional work is planned.

Cloverleaf Target

The Cloverleaf  target is located approximately one kilometre south of the Golouma West deposit.  The target was defined on surface by a 1000 by 350 metre gold-in-soil anomaly hosting multiple, variably oriented shear hosted quartz vein systems.  Recent drilling on two of these shears has intersected visible gold. Initial drilling results include:

Drill Hole	Grid Co-ordinate	Azimuth/Dip		From (m)	To (m)	Interval (m)	Gold (g/t)
RC-642	1452625N/814390E	45/-50		130	131	1	3.50
				141	143	2	6.16
				147	148	1	41.98
RC-643	1452380N/814525E	340/-55		74	75	1	13.51
RC-644	1452365N/814485E	340/-55		74	79	5	6.78
			incl.	74	76	2	13.15
				112	113	1	6.88
				120	121	1	10.10
DH-489	1452480N/814480E	160/-50		50	52	2	8.64
				108	109	1	15.81

Golouma Northwest Target

The Golouma Northwest target is located approximately 450 metres north of the Golouma West Deposit.  The target was defined on surface by a 250 by 260 metre gold-in-soil anomaly and has been intersected in seven drill holes along a strike length of 100 metres and approximately 100 metres down dip.  The zone consists of a northwest trending shear hosted quartz vein system.  Visible gold has been reported in two of the five core holes completed to date.  Initial drilling results include:

Drill Hole	Grid Co-ordinate	Azimuth/Dip		From (m)	To (m)	Interval (m)	Gold (g/t)
DH-495	1454015N/814550E	260/-50		39	44	5	6.66
			incl.	39	42	3	9.61
DH-514	1454034N/814539E	260/-50		44	54	10	2.21
			incl.	47	50	3	4.32

Technical Supervision, QA/QC and Composite Parameters

John Arthur, C.Geol. and Chris Bonson, Eur. Geol. of SRK Consulting, both “qualified persons for the purposes of NI43-101, completed  the resource estimate work and associated QA/QC review, while Gord Doerksen, P. Eng of SRK Consulting has reviewed the technical content pertaining to the preliminary feasibility study disclosure on behalf of Oromin Explorations Ltd.  Doug Turnbull, P. Geo., a “qualified person” for the purposes of National Instrument 43-101, has verified the exploration data disclosed in this news release.  William Bond, P. Geo., also a “qualified person” for the purposes of National Instrument 43-101, has supervised all geologic field procedures and sampling.  TSL Laboratories carried out all aspects of sample preparation in Sénégal and geochemical assaying in Saskatoon, Saskatchewan.  TSL Laboratories are ISO/IEC 17025 accredited.  Mineralized intervals are based on continuous 1-metre samples utilizing a 0.5 g/t gold cut-off level with a maximum continuous internal dilution of 2 metres.  No cutting of gold assays has been employed for reported intervals.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.  Please refer to the maps which set out the Sabodala deposits and zones under “Projects” on the website, and our previous news releases, for additional project information.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”_________

Chet Idziszek, President

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with public markets, mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.  Readers are advised not to place undue reliance on forward-looking statements.

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

September 15, 2009

Item 3.

Press Release

September 9, 2009, Vancouver, B.C.

Item 4.

Summary of Material Change

Issuer announces conference call to discuss Preliminary Feasibility Study of its Sabodala Project.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 15th day of September, 2009.

OROMIN EXPLORATIONS LTD.

By:	“J. G. Stewart”
Secretary
(Official Capacity)
J.G. Stewart
(Please print here name of individual whose signature appears above.)

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Toll-free (877) 529-8475 Fax: (604) 331-8773 E-mail: info@oromin.com
September 9, 2009	Trading Symbol: TSX - OLE OTC/BB - OLEPF Web Site: www.oromin.com

CONFERENCE CALL TO DISCUSS PRELIMINARY FEASIBILITY STUDY

AND NEW HIGHER GRADE DISCOVERIES AT SABODALA

Oromin Explorations Ltd. (“Oromin”), is pleased to announce that has arranged a conference call to discuss the initial Preliminary Feasibility Study and the new higher grade gold discoveries that were disclosed in Oromin’s news release earlier today.

The conference call will be held tomorrow, September 10, 2009 at 9:00 a.m., Vancouver time.  North American callers should dial in to Oromin’s conference bridge at 1-866-365-4409.  Callers from outside North America should call +-303-248-9656.  When prompted, all callers should then enter the conference code 646-1920, followed by the number sign.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”_________

Chet Idziszek, President

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with public markets, mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.  Readers are advised not to place undue reliance on forward-looking statements.